Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INTERIM RESULTS ANNOUNCEMENT FOR
THE SIX MONTHS ENDED JUNE 30, 2026

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the six months ended June 30, 2026 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

•	Gross transaction value (GTV)[1] was RMB1,645.5 billion for the six months ended June 30, 2026, representing a decrease of 4.5% from RMB1,722.4 billion in the same period of 2025. GTV of existing home transactions was RMB1,164.3 billion for the six months ended June 30, 2026, relatively flat compared to RMB1,163.8 billion in the same period of 2025. GTV of new home transactions was RMB404.3 billion for the six months ended June 30, 2026, representing a decrease of 17.1% from RMB487.6 billion in the same period of 2025.

•	Net revenues were RMB43.4 billion for the six months ended June 30, 2026, representing a decrease of 12.0% from RMB49.3 billion in the same period of 2025.

[1]	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income was RMB3,879 million for the six months ended June 30, 2026, compared to RMB2,162 million in the same period of 2025. Adjusted net income[2] was RMB4,796 million for the six months ended June 30, 2026, compared to RMB3,214 million in the same period of 2025.

•	Number of stores was 60,274 as of June 30, 2026, relatively flat from 60,546 as of June 30, 2025. Number of active stores[3] was 57,803 as of June 30, 2026, relatively flat compared to 58,664 as of June 30, 2025.

•	Number of agents was 540,634 as of June 30, 2026, a 3.1% decrease from 557,974 as of June 30, 2025. Number of active agents[4] was 454,571 as of June 30, 2026, a 7.5% decrease from 491,573 as of June 30, 2025.

•	Mobile monthly active users (MAU)[5] averaged 45.7 million for the three months ended June 30, 2026, compared to 48.7 million for the three months ended June 30, 2025.

[2]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

[3]	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

[4]	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

[5]	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2026, we enhanced operational efficiency with a focus on customer value and optimized resource allocation in response to market conditions, gradually establishing a healthier operating model. The scale of our housing transaction services recovered quarter by quarter, while the Company’s profitability continued to improve. In the first half of the year, the Company’s net revenues were RMB43.4 billion, representing a year-over-year decrease of 12%, primarily due to market conditions, proactive adjustments to the home renovation and furnishing business, as well as an increased proportion of home rental service products for which revenue is recognized on a net basis as service fees following the evolution of the service model. Adjusted net income was RMB4.8 billion, representing a year-over-year increase of 49.2%.

In the second quarter, the Company’s GTV returned to year-over-year growth, increasing by 6.3%, while net revenues from both existing home and new home transaction services increased year-over-year. The benefits of our earlier cost structure optimization became more evident. Together with improvements in operational efficiency and unit economics, the contribution margins of all major business lines increased both year-over-year and quarter-over-quarter, driving the Company’s gross margin up by 6.7 percentage points year-over-year to 28.6%. Meanwhile, operating expenses decreased by 14.1% year-over-year. In the second quarter, the Company’s adjusted income from operations increased by 123.6% year-over-year to RMB3.6 billion, while adjusted net income increased by 74.9% year-over-year to RMB3.2 billion.

At the same time, we continued to build long-term, consumer-centric capabilities. Starting from consumers’ real-life housing decision-making needs, we supported professional service providers in enhancing their judgment and service capabilities through organizational mechanisms, platform capabilities and AI, while codifying validated professional knowledge and service experience into reusable organizational capabilities. We will continue to evaluate these capabilities based on customer experience, service provider efficiency, unit economics and stability at scale, thereby laying the foundation for sustainable long-term growth.

Existing home transaction services

In the first half of 2026, the number of existing home sales facilitated on our platform increased by 18.6% year-over-year, outpacing the market. In particular, in the second quarter, the number of existing home sales facilitated on our platform increased by 24.8% year-over-year, driving an 8.0% year-over-year increase in GTV and a 4.5% year-over-year increase in net revenues from existing home transaction services. Among these, revenues derived from platform services, franchise services and other value-added services increased significantly by 27.8% year-over-year, primarily due to growth in the number of existing home sales facilitated through connected stores and an improvement in the revenue conversion of platform services.

The growth in the number of existing home sales facilitated through connected stores was primarily driven by improved productivity per connected store on the basis of a stable network scale. As of the end of the second quarter, the numbers of active connected stores and active connected agents remained broadly stable year-over-year. Building on the network coverage established previously, we further shifted our operational focus toward improving the efficiency of existing stores and continued to optimize the store mix. Through data analytics and operational tools, we helped store owners identify operational issues, improve management efficiency, enhance property listing and customer operations and product offerings, and deepen cross-store collaboration, thereby driving improved productivity per connected store. In the second quarter, the average number of existing home sales per active connected store increased by 26% year-over-year, while the overall number of existing home sales facilitated through connected stores increased by 29.8% year-over-year during the same period.

For Lianjia , our self-owned brokerage brand, we continued to deepen refined operations and improve organizational and resource allocation efficiency over the past year. In the second quarter, the average number of existing home sales per active Lianjia agent increased by 50% year-over-year, representing a significant improvement in productivity per agent.

In the second quarter, the contribution margin of existing home transaction services reached 46.1%, representing a year-over-year increase of 6.1 percentage points, primarily attributable to the earlier optimization of the cost structure and an improved business mix resulting from the increased contribution of platform service revenues.

New home transaction services

In the first half of 2026, GTV of new home transactions decreased by 17.1% year-over-year due to the overall industry adjustment. In the second quarter, GTV of new home transactions increased by 1.2% year-over-year, returning to year-over-year growth and significantly outperforming the overall market. Net revenues increased by 3.8% year-over-year to RMB8.9 billion, while the contribution margin reached 28.8%, representing a year-over-year increase of 4.4 percentage points.

The above-market performance of the new home transaction services in the second quarter was primarily attributable to broader cooperation coverage of high-quality projects and improved customer conversion efficiency. On the one hand, we strengthened our efforts to identify and collaborate with high-quality and newly launched projects, became involved earlier in their core sales cycles, and improved our coverage and transaction performance among projects with relatively strong transaction activity in the market. On the other hand, starting from consumers’ genuine housing needs, we enhanced our project screening and matching capabilities, helping customers better compare different options and identify projects that better suit their needs, thereby improving transaction conversion efficiency.

Meanwhile, we continued to strengthen payment collection management and risk control. In the second quarter of 2026, accounts receivable turnover days for new home transaction services decreased to 39 days from 51 days in the same quarter last year.

Home renovation and furnishing

In the first half of 2026, we continued to optimize the operating structure of the home renovation and furnishing business by proactively adjusting its operating model, reducing inefficient investments, focusing on core markets, and continuously enhancing the demand-matching capabilities and delivery reliability of our home renovation solutions. During the Reporting Period, net revenues from the home renovation and furnishing business decreased by 26.4% year-over-year to RMB5.5 billion. The profitability of the business continued to improve, with the contribution margin rising to 39.6% in the second quarter, primarily due to lower material costs driven by centralized procurement and refined cost management.

In terms of products and customer reach, we enhanced our integrated home renovation solutions and SKU configurations across different price ranges based on customers’ housing needs and budgets in different cities. We also flexibly configured showrooms according to market scale and customer demand, helping consumers understand and compare different solutions more intuitively while improving showroom operating efficiency.

In terms of delivery, we continued to enhance our standardized construction and quality management systems, strengthened the professional operation of project managers and service providers in key trades, and gradually improved the platform-wide unified selection, evaluation, coordination and dispatching mechanisms. These efforts enhanced construction organization and delivery efficiency while safeguarding delivery quality and customer experience.

Home rental services

As of the end of the second quarter of 2026, the number of rental units under management exceeded 790,000, representing a year-over-year increase of 34%. As the proportion of asset-light Carefree Rent offerings for which revenues are recognized on a net basis increased, net revenues from the business decreased by 8.5% year-over-year to RMB9.8 billion in the first half of the year, while its risk resilience and quality of earnings continued to improve.

In the second quarter, the contribution margin of home rental services was 15.3%, representing a year-over-year increase of 6.9 percentage points, primarily attributable to the continued iteration of Carefree Rent’s service model and improvements in unit economics resulting from optimized operating labor and post-lease service costs. We moved lease renewal management to an earlier stage and proactively provided services around key milestones. In the second quarter, both landlord and tenant renewal rates increased year-over-year, helping stabilize the scale of rental units under management and reduce repeat customer acquisition and tenant turnover-related operating costs.

At the same time, we continued to improve safety standards covering key stages such as property onboarding, pre-leasing preparation and inspections of properties under management. We also strengthened closed-loop management through third-party spot checks and performance-linked mechanisms, reinforcing the baseline for rental safety.

Beihaojia

In the first half of 2026, Beihaojia continued to build capabilities around its C2M (Customer to Manufacturer) model, with the aim of more effectively incorporating genuine and forward-looking consumer demand into real estate developers’ product and operational decisions. We focused on enhancing capabilities in customer demand insights, new home price trend analysis, identification of effective supply and demand in the existing home market, and iteration of customer research and outreach tools. These capabilities were applied across multiple collaborative projects, further building our decision-support capabilities for real estate developers.

Business Outlook

We will continue to uphold prudent capital allocation and strict operating discipline, maintain an efficient and flexible cost and expense structure, and further focus resources on building professional services, organizational mechanisms and technological capabilities that can continuously create value for consumers. We will continue to evaluate the effectiveness of our investments based on customer experience, service quality, service provider efficiency and unit economics, enhancing the Company’s operational resilience across different market environments and supporting the long-term, sustainable development of our businesses.

Over the long term, we will continue to start from consumers’ genuine residential needs and decision-making challenges, helping professional service providers better understand customers, offer professional judgment and assume responsibility for service delivery. The platform will provide support through rules, data and cross-functional collaboration, while AI will help codify validated professional knowledge and service experience into accessible, verifiable and reusable organizational capabilities, enabling more professional service providers to deliver high-quality and trustworthy services to consumers.

SHAREHOLDER RETURNS

We also continued to enhance shareholder returns, optimize capital allocation and improve capital efficiency.

In the first half of 2026, we deployed approximately US$450 million under the Share Repurchase Program (as defined below) to repurchase the Company’s shares on the New York Stock Exchange and the Hong Kong Stock Exchange. From the launch of the Share Repurchase Program in September 2022 through the end of June 2026, we had repurchased an aggregate of approximately US$2.99 billion of the Company’s shares, representing approximately 14.8% of the Company’s total issued shares prior to the launch of the Share Repurchase Program.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net Revenues

Net revenues decreased by 12.0% to RMB43.4 billion for the six months ended June 30, 2026 from RMB49.3 billion in the same period of 2025, primarily attributable to a 4.5% decrease of total GTV to RMB1,645.5 billion for the six months ended June 30, 2026, from RMB1,722.4 billion in the same period of 2025 and the decrease in net revenues from our home renovation and furnishing and home rental business.

•	Net revenues from existing home transaction services decreased by 3.2% to RMB13.2 billion for the six months ended June 30, 2026, compared to RMB13.6 billion in the same period of 2025, primarily due to the decrease in commission revenues, which was partially offset by the increase in the revenues derived from platform service, franchise service and other value-added services. The GTV of existing home transactions was RMB1,164.3 billion for the six months ended June 30, 2026, relatively flat compared with RMB1,163.8 billion in the same period of 2025. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a higher contribution from GTV of existing home transactions served by connected agents on the Company’s platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while revenue from GTV of existing home transactions served by Lianjia agents is recorded on a gross basis.

Among that, (i) commission revenue decreased by 7.9% to RMB10.1 billion for the six months ended June 30, 2026, from RMB10.9 billion in the same period of 2025, primarily due to a high base effect for GTV of existing home transactions in the same period of 2025, especially in the first quarter of 2025, which decreased by 9.0% to RMB395.3 billion for the six months ended June 30, 2026, from RMB434.5 billion in the same period of 2025; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 16.1% to RMB3.1 billion for the six months ended June 30, 2026, from RMB2.7 billion in the same period of 2025, mainly due to a 5.4% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB769.0 billion for the six months ended June 30, 2026, from RMB729.3 billion in the same period of 2025, driven by improved productivity per connected store.

•	Net revenues from new home transaction services decreased by 15.9% to RMB14.0 billion for the six months ended June 30, 2026, from RMB16.7 billion in the same period of 2025, primarily due to a 17.1% decrease of GTV of new home transactions to RMB404.3 billion from RMB487.6 billion in the same period of 2025, as the new home market remained in an ongoing adjustment. Among that, the GTV of new home transactions facilitated on the Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 17.5% to RMB330.1 billion for the six months ended June 30, 2026, from RMB400.2 billion in the same period of 2025, while the GTV of new home transactions served by the Lianjia brand decreased by 15.1% to RMB74.2 billion for the six months ended June 30, 2026, from RMB87.4 billion in the same period of 2025.

•	Net revenues from home renovation and furnishing decreased by 26.4% to RMB5.5 billion for the six months ended June 30, 2026 from RMB7.5 billion in the same period of 2025, as the Company proactively optimized the channel mix in customer acquisition and moderated pace of certain non-brokerage channels.

•	Net revenues from home rental services decreased by 8.5% to RMB9.8 billion for the six months ended June 30, 2026, from RMB10.8 billion in the same period of 2025, primarily due to the impact of an increasing proportion of new product offering within the Carefree Rent business. Under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period. The decrease was partially offset by the increase in the number of rental units under the Carefree Rent business.

•	Net revenues from emerging and other services were RMB0.9 billion for the six months ended June 30, 2026, compared to RMB0.8 billion in the same period of 2025, primarily due to an increase in net revenues from financial services.

Cost of Revenues

Total cost of revenues decreased by 17.9% to RMB31.9 billion for the six months ended June 30, 2026, from RMB38.8 billion in the same period of 2025.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels decreased by 19.9% to RMB9.3 billion for the six months ended June 30, 2026 from RMB11.6 billion in the same period of 2025, primarily due to the decrease in the GTV of new home transactions facilitated through connected agents and other sales channels for the six months ended June 30, 2026 compared with the same period of 2025.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation decreased by 11.4% to RMB8.5 billion for the six months ended June 30, 2026 from RMB9.5 billion in the same period of 2025, primarily due to the decrease in the GTV of existing home and new home transactions facilitated through Lianjia agents and the decrease in fixed compensation costs.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing decreased by 32.8% to RMB3.4 billion for the six months ended June 30, 2026, compared to RMB5.1 billion in the same period of 2025, primarily due to lower net revenues from home renovation and furnishing. Meanwhile, enhanced supply chain capabilities helped reduce material costs and improve the contribution margin of the home renovation and furnishing business.

•	Cost of home rental services. The Company’s cost of revenues for home rental services, which mainly consists of variable cost, decreased by 15.9% to RMB8.4 billion for the six months ended June 30, 2026 from RMB9.9 billion in the same period of 2025, primarily attributable to the continuous increase in the proportion of high-margin new service offerings with revenues recognized under the net service fee method under Carefree Rent business. In addition, improved operational efficiency further optimized the overall cost structure and supported healthier profitability.

•	Cost related to stores. The Company’s cost related to stores decreased by 23.2% to RMB1.1 billion for the six months ended June 30, 2026, compared to RMB1.5 billion in the same period of 2025, mainly due to the decreased number of Lianjia stores for the six months ended June 30, 2026 compared to the same period of 2025.

•	Other costs. The Company’s other costs were RMB1.2 billion for the six months ended June 30, 2026, compared to RMB1.1 billion in the same period of 2025, mainly due to an increase in share-based compensation costs.

Gross Profit

Gross profit was RMB11.6 billion for the six months ended June 30, 2026 relatively flat compared with RMB10.5 billion in the same period of 2025. Gross margin was 26.6% for the six months ended June 30, 2026, compared to 21.3% in the same period of 2025. The increase in gross margin was mainly due to the increased contribution margin of all main revenue streams, including: a) the improved contribution margin of home rental services, primarily driven by the increased proportion of high-margin new service offerings with revenues recognized under the net service fee method under the Carefree Rent business and improved operational efficiency, b) the increased contribution margin of net revenues from home renovation and furnishing driven by enhanced supply chain capabilities, c) a higher contribution margin of net revenues from new home transaction services as a result of cost structure optimization driven by refined operations, and d) a higher contribution margin of existing home transaction services, primarily attributable to the decreased fixed personnel costs.

Income from Operations

Total operating expenses decreased by 18.0% to RMB7.3 billion for the six months ended June 30, 2026 from RMB8.9 billion in the same period of 2025, primarily due to the Company’s previous cost optimization initiatives.

•	General and administrative expenses decreased by 5.2% to RMB3.7 billion for the six months ended June 30, 2026 from RMB4.0 billion in the same period of 2025, primarily due to the decreased personnel costs and overheads as a result of a decrease in headcount, partially offset by mainly non-recurring provision for credit losses.

•	Sales and marketing expenses decreased by 32.3% to RMB2.5 billion for the six months ended June 30, 2026, from RMB3.7 billion in the same period of 2025, mainly due to lower personnel costs and reduced advertising and promotion expenses, as well as the decreased scale-driven variable selling expenses of home renovation and furnishing.

•	Research and development expenses decreased by 14.4% to RMB1.0 billion for the six months ended June 30, 2026, from RMB1.2 billion in the same period of 2025, mainly due to the decreased personnel costs as a result of a decrease in headcount of research and development personnel and decreased technical services fee.

Income from operations was RMB4.3 billion for the six months ended June 30, 2026, compared to RMB1.7 billion in the same period of 2025. Operating margin was 9.9% for the six months ended June 30, 2026, compared to 3.3% in the same period of 2025, primarily due to the increased gross profit margin and improved operating leverage.

Adjusted income from operations6 was RMB5.3 billion for the six months ended June 30, 2026, compared to RMB2.8 billion in the same period of 2025. Adjusted operating margin7 was 12.1% for the six months ended June 30, 2026, compared to 5.6% in the same period of 2025. Adjusted EBITDA8 was RMB6.4 billion for the six months ended June 30, 2026, compared to RMB4.0 billion in the same period of 2025.

Net Income

Net income was RMB3.9 billion for the six months ended June 30, 2026, compared to RMB2.2 billion in the same period of 2025.

Adjusted net income was RMB4.8 billion for the six months ended June 30, 2026, compared to RMB3.2 billion in the same period of 2025.

Liquidity and Capital Resources

During the Reporting Period and up to the date of this announcement, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2026, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB56.0 billion, compared to RMB55.5 billion as of December 31, 2025. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from property buyers on behalf of and payable to property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

[6]	Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

[7]	Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

[8]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

The following table sets out our cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
	2026	2025
	RMB	RMB
	(in thousands)
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	5,140,836	(3,139,058)
Net cash (used in) provided by investing activities	(1,765,397)	7,950,492
Net cash used in financing activities	(2,874,313)	(5,920,964)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(18,811)	40,690
Net increase (decrease) in cash and cash equivalents and restricted cash	482,315	(1,068,840)
Cash, cash equivalents and restricted cash at the beginning of the period	15,943,787	20,301,414
Cash, cash equivalents and restricted cash at the end of the period	16,426,102	19,232,574

Indebtedness

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of	As of
	June 30,	December 31,
	2026	2025
	RMB	RMB
	(in thousands)
	(unaudited)
Current:
Short-term borrowings	85,807	207,717
Long-term borrowings, current portion	191,689	–
Lease liabilities	7,898,221	10,658,576
Sub-total	8,175,717	10,866,293
Non-current:
Lease liabilities	4,764,633	6,969,571
Long-term borrowings	–	182,917
Sub-total	4,764,633	7,152,488
Total	12,940,350	18,018,781

Except as disclosed in this announcement, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2026.

Significant Investment and Material Acquisition and Disposal

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2026.

Pledge of Assets

As of June 30, 2026, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,073 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of June 30, 2026.

Gearing Ratio

As of June 30, 2026, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 41.6% (as of December 31, 2025: 43.0%).

Foreign Exchange Exposure

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollars was approximately 3.0% for the six months ended June 30, 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares of the Company (the “Class A ordinary shares”) or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. Our short-term and long-term investments are mostly held in interest-bearing time deposits, held-to-maturity debt investments and wealth management products, and our loans carry floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Capital Expenditures

Our capital expenditures were RMB245 million for the six months ended June 30, 2026. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i)	As of June 30, 2026, we have payment obligations totaling RMB712.8 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii)	other obligations and commitments

The following table sets forth our contractual obligations as of June 30, 2026:

		Remainder
	Total	of 2026	2027	2028	2029	2030	Thereafter
	(RMB in thousands)
Short-term and long-term borrowings	277,496	85,807	191,689	–	–	–	–
Lease liability obligations	13,146,031	5,196,683	4,528,106	1,778,956	824,318	382,724	435,244
Operating lease commitments	331,157	53,147	105,755	87,397	56,439	21,508	6,911
Capital commitments	188,132	40,171	80,341	67,620	–	–	–
Purchase of services	706	706	–	–	–	–	–

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2026.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Employees and Remuneration

As of June 30, 2026, we had a total of 107,409 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2026:

Function	Number of employees
Agents and supporting staff	87,166
Platform operation	5,732
Research and development	1,896
Business development, sales and marketing	4,182
Administration and management	8,433
Total	107,409

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may repurchase up to US$5 billion of its Class A ordinary shares and/or ADSs until August 31, 2028 (the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 12, 2026, the shareholders had approved to grant the board of directors (the “Board”) a general unconditional mandate to purchase the Company’s own shares (the ” 2026 Share Repurchase Mandate”) which covers the repurchases to be made under the Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2026 Share Repurchase Mandate, the Company will seek a general unconditional mandate to repurchase from the shareholders at the next two AGM to continue its share repurchase under the Share Repurchase Program. As of June 30, 2026, the Company had purchased, in aggregate, approximately 185.4 million ADSs (representing approximately 556.3 million Class A ordinary shares) on the New York Stock Exchange (“NYSE”) for a consideration of approximately US$2,967.7 million, as well as approximately 4.9 million Class A ordinary shares on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange” or “HKEX”) for a consideration of approximately HK$201.5 million under this Share Repurchase Program since its launch.

During the Reporting Period, the Company repurchased a total of 26,177,425 ADSs (representing 78,532,275 Class A ordinary shares) on the NYSE at an aggregate consideration of US$421,218,290.71. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and
	Method of	Price Paid per Share
	Repurchased	Highest	Lowest	Aggregate
Month of Repurchase	Shares	Price Paid	Price Paid	Consideration
		(US$)	(US$)	(US$)
January 2026	9,856,737 on the NYSE	6.13	5.24	56,999,821.27
March 2026	25,984,827 on the NYSE	5.85	4.81	138,232,999.01
April 2026	22,991,136 on the NYSE	5.66	4.86	120,398,351.89
May 2026	8,345,772 on the NYSE	6.58	5.37	47,601,594.82
June 2026	11,353,803 on the NYSE	5.79	4.61	57,985,523.72
Total	78,532,275 on the NYSE			421,218,290.71

During the Reporting Period, the Company repurchased a total of 4,915,600 Class A ordinary shares on the HKEX at an aggregate consideration of HK$201,528,341.88. Details of the repurchase of Class A ordinary shares on the HKEX during the Reporting Period are summarized as follows:

	Number and
	Method of	Price Paid per Share
	Repurchased	Highest	Lowest	Aggregate
Month of Repurchase	Shares	Price Paid	Price Paid	Consideration
		(HK$)	(HK$)	(HK$)
May 2026	1,866,700 on the HKEX	44.08	41.96	79,941,057.40
June 2026	3,048,900 on the HKEX	45.28	35.38	121,587,284.48
Total	4,915,600 on the HKEX			201,528,341.88

As of the date of this announcement, the 4,915,600 Class A ordinary shares repurchased on the HKEX during the Reporting Period have not yet been cancelled.

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long- term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 78,532,275 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 11,353,803 Class A ordinary shares represented by ADSs repurchased in June 2026 and cancelled in August 2026. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the Listing Rules) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,083,527 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 2,150,470 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 933,057 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 78,532,275 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 3,083,527 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 75,448,748.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive directors. The directors of the Company (the “Directors”) are encouraged to participate actively in all Board and committee meetings of which they are members, and the chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non- Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Review of Unaudited Interim Condensed Consolidated Financial Information

The interim unaudited condensed consolidated financial information of the Group for the six months ended June 30, 2026 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity.” The interim unaudited condensed consolidated financial information of the Group for the six months ended June 30, 2026 have also been reviewed by the audit committee of the Board.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026 (For the six months ended June 30, 2025: Nil).

Publication of Interim Results and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2026 interim report containing all the information required by the Listing Rules will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision- making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share- based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business. The Group recognized fair value loss and impairment in relation to its investments in Beihaojia business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non- GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) sharebased compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forwardlooking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 21, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months
		Ended June 30,
		2026	2025
	Note	RMB	RMB
Net revenues:
Existing home transaction services		13,154,976	13,589,752
New home transaction services		14,033,673	16,694,318
Home renovation and furnishing		5,529,599	7,510,797
Home rental services		9,845,823	10,762,400
Emerging and other services		867,376	781,716
Total net revenues		43,431,447	49,338,983
Cost of revenues:
Commission-split		(9,316,132)	(11,625,571)
Commission and compensation-internal		(8,460,778)	(9,547,496)
Cost of home renovation and furnishing		(3,419,236)	(5,084,666)
Cost of home rental services		(8,366,039)	(9,946,258)
Cost related to stores		(1,135,933)	(1,478,750)
Others		(1,159,600)	(1,135,560)
Total cost of revenues		(31,857,718)	(38,818,301)
Gross profit		11,573,729	10,520,682
Operating expenses:
Sales and marketing expenses		(2,484,199)	(3,670,945)
General and administrative expenses		(3,749,322)	(3,954,473)
Research and development expenses		(1,041,277)	(1,217,052)
Impairment of goodwill, intangible assets and other long-lived assets		–	(28,191)
Total operating expenses		(7,274,798)	(8,870,661)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months
		Ended June 30,
		2026	2025
	Note	RMB	RMB
Income from operations		4,298,931	1,650,021
Interest income, net		261,462	492,508
Share of results of equity investees		(15,789)	14,316
Fair value changes in investments, net		211,757	222,226
Impairment loss for equity investments accounted for using measurement alternative		(855)	(1,214)
Foreign currency exchange gain (loss)		13,655	(44,947)
Other income, net		635,558	767,999
Income before income tax expense		5,404,719	3,100,909
Income tax expense	5	(1,525,764)	(938,942)
Net income		3,878,955	2,161,967
Net income attributable to non-controlling interests shareholders		(584)	(5,129)
Net income attributable to KE Holdings Inc.		3,878,371	2,156,838
Net income attributable to KE Holdings Inc.’s ordinary shareholders		3,878,371	2,156,838

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months
		Ended June 30,
		2026	2025
	Note	RMB	RMB
Net income		3,878,955	2,161,967
Other comprehensive loss
Currency translation adjustments		(582,671)	(77,107)
Unrealized gains on available-for-sale investments, net of reclassification		21,005	6,092
Total other comprehensive loss		(561,666)	(71,015)
Total comprehensive income		3,317,289	2,090,952
Comprehensive income attributable to non-controlling interests shareholders		(584)	(5,129)
Comprehensive income attributable to KE Holdings Inc.		3,316,705	2,085,823
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		3,316,705	2,085,823
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	7	3,255,466,680	3,359,945,551
– Diluted	7	3,378,674,991	3,514,649,718
Net income per share attributable to ordinary shareholders
– Basic	7	1.19	0.64
– Diluted	7	1.15	0.61
Share-based compensation expenses included in:
Cost of revenues		257,637	204,015
Sales and marketing expenses		107,955	81,102
General and administrative expenses		479,920	648,677
Research and development expenses		59,587	82,603

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
		2026	2025
	Note	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		7,387,006	7,773,182
Restricted cash		9,039,096	8,170,605
Short-term investments		39,585,933	39,579,961
Financing receivables, net of allowance for credit losses of RMB182,002 and RMB174,478 as of June 30, 2026 and December 31, 2025, respectively		2,551,794	1,353,682
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,791,091 and RMB1,612,202 as of June 30, 2026 and December 31, 2025, respectively	4	4,928,874	3,936,976
Amounts due from and prepayments to related parties		417,792	409,867
Short-term loan receivables from related parties		40,853	315,755
Inventories		2,841,717	2,854,034
Prepayments, receivables and other assets		3,554,272	3,726,128
Total current assets		70,347,337	68,120,190
Non-current assets
Property, plant and equipment, net		1,866,925	2,069,624
Right-of-use assets		13,267,588	19,144,129
Long-term investments, net		19,586,382	20,148,524
Intangible assets, net		659,979	722,676
Goodwill		4,660,360	4,660,360
Long-term loan receivables from related parties		15,019	39,573
Other non-current assets		1,973,609	1,763,102
Total non-current assets		42,029,862	48,547,988
TOTAL ASSETS		112,377,199	116,668,178

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
		2026	2025
	Note	RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	6,099,579	6,052,129
Amounts due to related parties		351,075	348,467
Short-term loan payable to related parties		1,081,598	497,939
Employee compensation and welfare payable		4,823,321	6,504,197
Customer deposits payable		5,685,233	4,157,248
Income taxes payable		1,039,826	702,607
Short-term borrowings		85,807	207,717
Long-term borrowings, current portion		191,689	–
Lease liabilities, current portion		7,898,221	10,658,576
Contract liabilities and deferred revenue		6,914,203	5,690,293
Accrued expenses and other current liabilities		7,112,041	7,588,077
Total current liabilities		41,282,593	42,407,250
Non-current liabilities
Deferred tax liabilities		385,384	317,209
Lease liabilities, non-current portion		4,764,633	6,969,571
Long-term borrowings		–	182,917
Long-term loan payable to related parties		366,249	259,249
Other non-current liabilities		1,952	2,148
Total non-current liabilities		5,518,218	7,731,094
TOTAL LIABILITIES		46,800,811	50,138,344

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of	As of
		June 30,	December 31,
		2026	2025
	Note	RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary share as of both June 30, 2026 and December 31, 2025. 3,326,488,417 Class A ordinary shares issued and 3,191,987,682 Class A ordinary shares outstanding(1) as of June 30, 2026; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; and 135,950,651 and 139,447,770 Class B ordinary shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)		443	450
Treasury shares		(571,181)	(848,433)
Additional paid-in capital		61,614,341	64,802,176
Statutory reserves		1,054,872	1,054,872
Accumulated other comprehensive (loss) income		(271,637)	290,029
Retained earnings		3,690,039	1,142,194
Total KE Holdings Inc. shareholders’ equity		65,516,877	66,441,288
Non-controlling interests		59,511	88,546
TOTAL SHAREHOLDERS’ EQUITY		65,576,388	66,529,834
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		112,377,199	116,668,178

(1)	Excluding (i) the Class A ordinary shares issued to the depositary bank for the bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under our share incentive plans, and (ii) the Class A ordinary shares repurchased but not cancelled, comprising both the ADSs repurchased on the NYSE and the Class A ordinary shares repurchased on the HKEX.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30
	2026	2025
	RMB	RMB
Cash flows from operating activities:
Net income	3,878,955	2,161,967
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	326,854	360,819
Amortization of intangible assets	62,676	70,566
Provision of allowance for expected credit losses	424,631	133,849
Impairment of goodwill, intangible assets and other long- lived assets	–	28,191
Impairment loss for equity investments accounted for using measurement alternative	855	1,214
Inventory impairment charge	75,767	–
Deferred tax expense	68,175	–
Share of results of equity investees	15,789	(14,316)
Dividend received from equity method investments	38,400	9,000
Fair value changes in investments	163,473	(222,226)
Investment and interest income, net	319,875	(170,312)
Foreign currency exchange (gain) loss	(25,011)	28,392
Loss on disposal of property, plant and equipment and intangible assets	58,700	16,797
Share-based compensation expenses	905,099	1,016,397
Changes in assets and liabilities:
Accounts receivable and contract assets	(1,248,232)	875,695
Amounts due from and prepayments to related parties	(7,924)	(41,600)
Inventories	(63,450)	(982,717)
Prepayments, receivables and other assets	(1,629,656)	(98,247)
Right-of-use assets	5,872,738	237,757
Other non-current assets	(210,508)	(145,330)
Accounts payable	105,056	(2,304,638)
Amounts due to related parties	6,458	28,305
Employee compensation and welfare payable	(1,680,876)	(3,118,100)
Contract liabilities and deferred revenue	1,223,910	161,439
Lease liabilities	(4,957,972)	(651,765)
Accrued expenses and other current liabilities	1,080,031	12,141
Income taxes payable	337,219	(532,336)
Other liabilities	(196)	–
Net cash provided by (used in) operating activities	5,140,836	(3,139,058)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30
	2026	2025
	RMB	RMB
Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(12,540,038)	(6,575,071)
Maturities of time deposits and held-to-maturity debt investments	11,455,249	15,487,973
Purchases of available-for-sale debt investments	–	(377,923)
Sales and maturities of available-for-sale debt investments	–	477,803
Purchases of other long-term investments	(5,596,423)	(5,612,419)
Disposal of other long-term investments	1,150	13,845
Purchases of other short-term investments	(12,277,170)	(14,303,584)
Maturities of other short-term investments	18,364,008	18,993,814
Proceeds from disposal of subsidiaries and long-lived assets	4,248	6,530
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(244,837)	(482,346)
Financing receivables originated	(49,496,833)	(39,070,925)
Collections of financing receivables principal	48,291,198	39,959,108
Loans to related parties and others	(76,720)	(806,940)
Repayments of loans from related parties and others	350,771	240,627
Net cash (used in) provided by investing activities	(1,765,397)	7,950,492

Cash flows from financing activities:
Repurchase of ordinary shares	(3,079,587)	(2,830,382)
Proceeds from issuance of ordinary shares upon exercise of share option	–	2
Proceeds from short-term borrowings	–	236,730
Repayments of short-term borrowings	(121,910)	(324,334)
Proceeds from long-term borrowings	32,772	56,625
Repayments of long-term borrowings current portion	(24,000)	–
Proceeds from related party loans	824,360	–
Repayments of related party loans	(133,000)	–
Dividends paid to equity holders of the Company	(2,066,628)	(2,881,151)
Rental deposit paid on behalf of others	(543,546)	(112,778)
Rental deposit received on behalf of others	588,786	267,799
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	1,648,440	(333,475)
Net cash used in financing activities	(2,874,313)	(5,920,964)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(18,811)	40,690
Net increase (decrease) in cash, cash equivalents and restricted cash	482,315	(1,068,840)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30
	2026	2025
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	7,773,182	11,442,965
Restricted cash at the beginning of the period	8,170,605	8,858,449
Total	15,943,787	20,301,414
Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	7,387,006	11,115,936
Restricted cash at the end of the period	9,039,096	8,116,638
Total	16,426,102	19,232,574
Supplemental disclosures:
Cash paid for income taxes	(1,134,196)	(1,484,144)
Cash paid for interest	(3,765)	(2,990)
Non-cash investing activities
Changes in accounts payable related to property, plant and equipment	57,001	83,158

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (“the Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIEs”) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The accompanying interim unaudited condensed consolidated financial information have been prepared on the same basis as the audited financial statements in accordance with U.S. GAAP and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. Accordingly, the interim unaudited condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Changes in Presentation

Prior period balances have been adjusted to present “Inventories” as a separate line item distinct from “Prepayments, receivables and other assets” on the Company’s Consolidated Balance Sheets to conform to the current period presentation.

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the Chief Operating Decision Maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market including i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; and iii) other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to the Group’s internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing, variable costs include material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services accounted for under ASC842, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals. For home rental services accounted for under ASC606, variable costs include direct compensation to sales professionals, lease management and operation staff, and configuration costs deployed for rental properties.

The Group’s CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group’s CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(b)	Segments data

The tables present summary information by segment as following:

	For the Six Months Ended June 30,
	2026	2025
	RMB	RMB
Existing home transaction services
Net revenues	13,154,976	13,589,752
Commission and compensation costs	(7,385,920)	(8,287,595)
Contribution	5,769,056	5,302,157

New home transaction services
Net revenues	14,033,673	16,694,318
Commission and compensation costs	(10,149,552)	(12,701,657)
Contribution	3,884,121	3,992,661

Home renovation and furnishing
Net revenues	5,529,599	7,510,797
Material costs, commission and compensation	(3,419,236)	(5,084,666)
Contribution	2,110,363	2,426,131

Home rental services
Net revenues	9,845,823	10,762,400
Property leasing costs, commission and compensation	(8,366,039)	(9,946,258)
Contribution	1,479,784	816,142

Emerging and other services
Net revenues	867,376	781,716
Commission and compensation costs	(241,438)	(183,815)
Contribution	625,938	597,901

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2026	2025
	RMB	RMB
Reconciliation of profit
Cost related to stores	(1,135,933)	(1,478,750)
Other costs	(1,159,600)	(1,135,560)
Amounts not allocated to segment:
Sales and marketing expenses	(2,484,199)	(3,670,945)
General and administrative expenses	(3,749,322)	(3,954,473)
Research and development expenses	(1,041,277)	(1,217,052)
Impairment of goodwill, intangible assets and other long-lived assets	–	(28,191)
Total operating expenses	(7,274,798)	(8,870,661)
Income from operations	4,298,931	1,650,021

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments is derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group’s consolidated net sales for the six months ended June 30, 2026 and 2025.

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30,	As of December 31,
	2026	2025
	RMB	RMB
	(in thousands)
New home transaction services	4,171,240	3,558,480
Existing home transaction services	564,118	463,634
Home renovation and furnishing	469,637	407,180
Home rental services	71,313	54,531
Emerging and other services	174,452	106,273
Accounts receivable	5,450,760	4,590,098
Allowance for credit losses	(1,665,454)	(1,498,651)
Accounts receivable, net	3,785,306	3,091,447

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30,	As of December 31,
	2026	2025
	RMB	RMB
	(in thousands)
– Up to 3 months	2,953,183	2,198,699
– 3 months to 1 year	731,179	727,822
– over 1 year	1,766,398	1,663,577
Accounts receivable	5,450,760	4,590,098
Less: allowance for credit losses	(1,665,454)	(1,498,651)
Accounts receivable, net	3,785,306	3,091,447

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,
	2026	2025
	RMB	RMB
	(in thousands)
Balance at the beginning of the period	(1,498,651)	(1,517,099)
Additions	(166,069)	(75,667)
Write-offs/(Recoveries)	(734)	38,822
Balance at the end of the period	(1,665,454)	(1,553,944)

Contract assets, net consists of the following:

	As of June 30,	As of December 31,
	2026	2025
	RMB	RMB
	(in thousands)
Contract assets – gross	1,269,205	959,080
Allowance for credit losses	(125,637)	(113,551)
Contract assets, net	1,143,568	845,529

The contract assets are mainly related to the Group’s home renovation business and home rental services. The Group’s contract assets represent the amount for which the Group has satisfied some or all of its performance obligations but has not yet obtained an unconditional right to receive payment.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The following table summarizes the composition of income tax expenses for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025
	RMB	RMB
	(in thousands)
Current income tax expenses	1,352,306	887,792
Deferred income tax expenses	173,458	51,150
Income tax expenses	1,525,764	938,942

The Group’s effective tax rate for the six months ended June 30, 2026 and 2025 was 28.2% and 30.3%, respectively. During the six months ended June 30, 2026, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

The Organization for Economic Co-operation and Development (“OECD”) has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. Based on the Group’s analysis of the enacted legislation for jurisdictions in which the Group operates, the impact on the Group’s income tax provision for the six months ended June 30, 2025 was immaterial, and RMB44.7 million income tax provision was recorded for the six months ended June 30, 2026.

In June 2026, one of the Group’s Mainland China subsidiaries distributed dividends of RMB681.8 million to its direct Hong Kong-based offshore parent company, and the full amount of distribution has been simultaneously reinvested in the form of capital contribution once received. In accordance with applicable tax regulation, a deferred income tax liability of RMB68.2 million was recorded as of June 30, 2026. Other than the aforementioned distribution, the Group does not have plans to have any of Mainland China subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies in foreseeable future. Accordingly, no withholding income tax has been accrued on the undistributed earnings of the Mainland China subsidiaries, VIEs and subsidiaries of the VIEs as of June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	ACCOUNTS PAYABLE

	As of June 30,	As of December 31,
	2026	2025
	RMB	RMB
	(in thousands)
Payable related to new home transaction business	3,985,863	3,469,628
Payable for home renovation materials and construction costs	1,474,469	1,506,095
Payable for real estate properties under development	80,842	93,164
Payable for advertising fees	125,549	234,026
Payable for internet service fees	216,140	312,209
Payable for leasehold improvements	122,272	167,492
Others	94,444	269,515
Total	6,099,579	6,052,129

An ageing analysis of the trade payable as of June 30, 2026 and December 31, 2025, based on the invoice date, is as follow:

	As of June 30,	As of December 31,
	2026	2025
	RMB	RMB
	(in thousands)
– Up to 3 months	5,638,402	5,715,186
– 3 months to 1 year	169,078	94,568
– Over 1 year	292,099	242,375
Accounts payable	6,099,579	6,052,129

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Six Months Ended June 30,
	2026	2025
	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	3,878,371	2,156,838
Net income attributable to KE Holdings Inc.’s ordinary shareholders	3,878,371	2,156,838

	For the Six Months Ended June 30,
	2026	2025
	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,255,466,680	3,359,945,551
Adjustments for dilutive share options	1,304,384	6,250,846
Adjustments for dilutive restricted shares	104,994,563	118,691,325
Adjustments for dilutive restricted share units	16,909,364	29,761,996
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,378,674,991	3,514,649,718
Net income per share attributable to ordinary shareholders:
– Basic	1.19	0.64
– Diluted	1.15	0.61

8.	DIVIDENDS

In March 2026, the Group’s board of directors approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$299.3 million dividend has been paid out in April 2026, which was funded by surplus cash on the Company’s balance sheet.

In March 2025, the Group’s board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out in April 2025, which was funded by surplus cash on the Company’s balance sheet.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income data

	For the Six Months Ended June 30, 2026
				IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	9,845,823	–	–	(5,060,795)	–	–	–	4,785,028
Cost
Cost of revenues	(31,857,718)	–	757	4,637,985	(21,711)	–	–	(27,240,687)
Sales and marketing expenses	(2,484,199)	–	–	14,149	(4,710)	–	–	(2,474,760)
General and administrative expenses	(3,749,322)		–	11,053	56,036	–	–	(3,682,233)
Research and development expenses	(1,041,277)	–	–	–	16,806	–	–	(1,024,471)
Interest income, net	261,462	–	–	(179,275)	–	–	–	82,187
Fair value changes in investments, net	211,757	–	–	–	–	–	164	211,921
Impairment loss for equity investments accounted for using measurement alternative	(855)	–	–	–	–	–	855	–
Other income, net	635,558	–	–	268,158	–	–	(861)	902,855
Income before income tax expense	5,404,719	–	757	(308,725)	46,421	–	158	5,143,330
Income tax expense	(1,525,764)	–	(189)	7,074	–	–	–	(1,518,879)
Net income	3,878,955	–	568	(301,651)	46,421	–	158	3,624,451
Net income attributable to KE Holdings Inc.	3,878,371	–	568	(301,651)	46,421	–	158	3,623,867
Net income attributable to KE Holdings Inc.’s ordinary shareholders	3,878,371	–	568	(301,651)	46,421	–	158	3,623,867

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30, 2025
				IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	10,762,400	–	–	(6,284,512)	–	–	–	4,477,888
Cost
Cost of revenues	(38,818,301)	–	(8,228)	5,903,989	13,668	–	–	(32,908,872)
Sales and marketing expenses	(3,670,945)	–	–	28,350	5,023	–	–	(3,637,572)
General and administrative expenses	(3,954,473)	–	–	22,589	85,468	–	–	(3,846,416)
Research and development expenses	(1,217,052)	–	–	–	(3,103)	–	–	(1,220,155)
Interest income, net	492,508	–	–	(280,015)	–	–	–	212,493
Fair value changes in investments, net	222,226	–	–	–	–	–	45	222,271
Impairment loss for equity investments accounted for using measurement alternative	(1,214)	–	–	–	–	–	1,214	–
Other income, net	767,999	–	–	1,131,594	–	–	(2,199)	1,897,394
Income before income tax expense	3,100,909	–	(8,228)	521,995	101,056	–	(940)	3,714,792
Income tax expense	(938,942)	–	2,057	8,408	–	–	–	(928,477)
Net income	2,161,967	–	(6,171)	530,403	101,056	–	(940)	2,786,315
Net income attributable to KE Holdings Inc.	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186
Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited condensed consolidated balance sheets data

	As of June 30, 2026
				IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Lease receivables	–	–	–	3,558,954	–	–	–	3,558,954
Right-of-use assets	13,267,588	–	–	(3,843,905)	–	–	–	9,423,683
Long-term investments, net	19,586,382	–	–	–	–	–	2,032	19,588,414
Other non-current assets	1,973,609	–	(3,179)	18,647	–	–	–	1,989,077
Total assets	112,377,199	–	(3,179)	(266,304)	–	–	2,032	112,109,748
Accrued expenses and other current liabilities	7,112,041	–	(12,718)	(790,142)	–	–	–	6,309,181
Other Non-current liabilities	1,952	–	–	1,926	–	–	–	3,878
Total liabilities	46,800,811	–	(12,718)	(788,216)	–	–	–	45,999,877
Additional paid-in capital	61,614,341	29,811,702	–	–	847,596	45,338	–	92,318,977
Accumulated other comprehensive loss	(271,637)	241,343	–	–	–	–	–	(30,294)
Retained earnings/(Accumulated deficit)	3,690,039	(30,053,045)	9,539	521,912	(847,596)	(45,338)	2,032	(26,722,457)
Total shareholders’ equity	65,576,388	–	9,539	521,912	–	–	2,032	66,109,871

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31, 2025
				IFRS adjustments
	Amounts as reported under U.S. GAAP	Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Lease receivables	–	–	–	5,621,636	–	–	–	5,621,636
Right-of-use assets	19,144,129	–	–	(5,814,682)	–	–	–	13,329,447
Long-term investments, net	20,148,524	–	–	–	–	–	1,874	20,150,398
Other non-current assets	1,763,102	–	(2,990)	21,680	–	–	–	1,781,792
Total assets	116,668,178	–	(2,990)	(171,366)	–	–	1,874	116,495,696
Accrued expenses and other current liabilities	7,588,077	–	(11,961)	(1,006,960)	–	–	–	6,569,156
Other Non-current liabilities	2,148	–	–	12,031	–	–	–	14,179
Total liabilities	50,138,344	–	(11,961)	(994,929)	–	–	–	49,131,454
Additional paid-in capital	64,802,176	29,811,702	–	–	894,017	45,338	–	95,553,233
Accumulated other comprehensive income	290,029	241,343	–	–	–	–	–	531,372
Retained earnings/(Accumulated deficit)	1,142,194	(30,053,045)	8,971	823,563	(894,017)	(45,338)	1,874	(29,015,798)
Total shareholders’ equity	66,529,834	–	8,971	823,563	–	–	1,874	67,364,242

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the convertible redeemable preferred shares issued before its initial public offering and listing on the NYSE (the “Preferred Shares”) as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the date of conversion into ordinary shares. The conversion of Preferred Share is accounted for using the book value method, which prohibits recognition of any gain or loss in profit or loss. The entire carrying amount of the Preferred Shares is reclassified directly to permanent equity accounts: common stock and additional paid-in capital from conversion.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, with subsequent fair value changes recorded in profit or loss, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately. Upon conversion, financial liabilities are derecognized from the balance sheet, and equity is recognized based on the fair value. For changes in fair value attributable to the entity’s own credit risk that were previously recognized in other comprehensive income, the accumulated other comprehensive income balance is reclassified directly to retained earnings, with no reclassification to profit or loss.

(ii)	Provision for credit losses

1)   Under U.S. GAAP, the Group has adopted ASC 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)   Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(iii)	Lease accounting

1)	Lessor accounting for intermediate party in the sublease transactions

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leases asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)	Lessee accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair value could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair value at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
		2026	2025
	Note	RMB	RMB
Income from operations		4,298,931	1,650,021
Share-based compensation expenses		905,099	1,016,397
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		53,368	59,766
Impairment of goodwill, intangible assets and other long-lived assets		–	28,191
Adjusted income from operations		5,257,398	2,754,375
Net income		3,878,955	2,161,967
Share-based compensation expenses		905,099	1,016,397
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		53,368	59,766
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(28,716)	(40,771)
Impairment of goodwill, intangible assets and other long-lived assets		–	28,191
Impairment of investments		855	1,214
Tax effects on non-GAAP adjustments		(13,204)	(12,988)
Adjusted net income		4,796,357	3,213,776
Net income		3,878,955	2,161,967
Income tax expense		1,525,764	938,942
Share-based compensation expenses		905,099	1,016,397
Amortization of intangible assets		62,676	70,566
Depreciation of property, plant and equipment		326,854	360,819
Interest income, net		(261,462)	(492,508)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(28,716)	(40,771)
Impairment of goodwill, intangible assets and other long-lived assets		–	28,191
Impairment of investments		855	1,214
Adjusted EBITDA		6,410,025	4,044,817

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2026	2025
	RMB	RMB
Net income attributable to KE Holdings Inc.’s ordinary shareholders	3,878,371	2,156,838
Share-based compensation expenses	905,099	1,016,397
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	53,368	59,766
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(28,716)	(40,771)
Impairment of goodwill, intangible assets and other long-lived assets	–	28,191
Impairment of investments	855	1,214
Tax effects on non-GAAP adjustments	(13,204)	(12,988)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	–	(14)
Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	4,795,773	3,208,633